EXHIBIT 99.1

FSD Pharma Submits a Phase-1b Clinical Trial Application for Ethics Committee for its Proprietary Beverage unbuzzd™

Toronto, ON – March 11, 2024 – FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions to address ailments affecting millions worldwide, today announces the submission of the Company’s Clinical Trial Application (CTA) for a planned Phase-1b clinical trial to Assess the Safety and Efficacy of unbuzzd™ in Healthy Volunteers in an Induced State of Alcohol Intoxication (METAL-1 TRIAL). This clinical trial application is submitted for review by a human ethics review committee (“HREC”) in Australia, a first step to obtain permission to initiate the clinical trial. Recruitment of healthy volunteers to this trial is expected to begin this April, following approval by the HREC.

unbuzzd™ is the dietary supplement product under development for potential marketing in the United States. unbuzzd™ is a fortified oral liquid formula with natural ingredients, vitamins and other food supplements that potentially enhances cognition, replenishes cofactors needed for alcohol metabolism, and has the shown to accelerate the rate of alcohol metabolism in the body.

“This marks the culmination of several months of intense work by the FSD team and by our expert advisors, conceptualizing and designing this meaningful clinical trial to assess the safety and efficacy of this exciting product on people who drink alcohol. We look forward to working closely and swiftly with our Australian partners and the ethics committee on this project.” Said Dr. Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at FSD Pharma.

John Duffy the current CEO of Celly Nutrition said “unbuzzd™ has been developed to accelerate the metabolism of alcohol, restore mental alertness, and improve cognition post-alcohol consumption.  This development has been based on science alone, the Phase-1b clinical trial is another example of FSD Pharma Inc.’s commitment to the efficacy of unbuzzd™.  The Celly Nutrition team looks forward to bringing this cutting-edge innovation to consumers across the United States.” John Duffy, among other companies, previously worked for Coca-Cola (NYSE: KO) for 22+ years, including serving as Vice President for national sales for Coca-Cola.

Gerry David, CEO (retired) of Celsius Energy drink (Nasdaq: CELH) states that “I truly see unbuzzd™ as a product that will affect so many lives in such a positive way. I look forward to helping make unbuzzd™ a mainstream success.”

About FSD Pharma

FSD Pharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD Pharma has also licensed unbuzzd™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. (“Celly Nu”) and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. FSD Pharma continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

1

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release, including those relating to future sales of Class B Shares under the ATM Offering, the offering price therefor and the use of proceeds thereof. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the timing and ability to satisfy all applicable listing and regulatory requirements of the CSE and Nasdaq; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; the inability of the Company to sell under the ATM Offering or upon the terms outlined herein; the prices at which the Company may sell the Class B Shares in the ATM Offering; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the SEC on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, the Prospectus and Registration Statement, each under the heading “Risk Factors”. This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the CSE nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

2